

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
Gurminder Sangha
Chief Executive Officer
Barrel Energy Inc.
18490 66a Ave.
Surrey, B.C. V3S 9Y6, Canada

>   **Re: Barrel Energy Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 29, 2015**
>   **File No. 333-201740**

Dear Mr. Sangha:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 5

The Offering, page 5

2.   Please ensure the information you provide regarding your offering is consistent
        throughout your registration statement. For example, we note your disclosure on page 5
        that "8,000,0000" shares will be outstanding after the offering if all shares are sold.

We Do Not Have Any Proven Reserves of Oil or Gas, page 7

3.   Both here and on page 21, you reference "contingent probable reserves." The staff is not
        familiar with that term. The fact that these reserves are "contingent" would not appear to
        meet the definition of probable reserves set forth in Rule 4-10(a)(18) of Regulation S-X
        and suggests a level of uncertainty lower than possible reserves. The Instructions to Item
        1202 of Regulation S-K indicate that estimates oil and gas resources other than reserves
        shall not be disclosed in any document filed with the Commission. Provide us with
        support for why these quantities qualify as proved, probable or possible reserves as
        defined in Rule 4-10(a) of Regulation S-X.

4.   In that regard, we are unable to locate the term "contingent probable reserves" in the
        Marlin Consulting report even though you indicate that such is "according to the Report."

5.   In that regard, you also indicate that, if a re-work occurred, then "any reserves on the
        remaining acreage of the leases would be possible reserves." As the re-work has not yet
        occurred and it does not appear that you have secured funding to conduct the re-work,
        please advise why you believe that you have a basis for stating now that you will
        "possible" reserves.

Plan of Distribution, page 17

Terms of the Offering, page 18

6.   You state in the second sentence on page 18 that "[t]he selling shareholder will also sell
        at a fixed price of $0.025." Please clarify this reference to a selling shareholder, as the
        balance of your registration statement indicates that this is exclusively a primary offering.

Description of Securities, page 18

7.   On page 18, you state that your "authorized capital stock consists of 75,000,000 shares of
        common stock, par value $.001 per share." However, Article 5 of your Articles of
        Incorporation indicates that you are authorized to issue 70,000,000 shares of common
        stock and 5,000,000 shares of preferred stock. Please revise or advise.

Description of Our Business, page 19

General Information, page 19

8.   You state in the final sentence on page 19 that the Peace River Arch "is known for its prolific oil, NGL and natural gas wells and is one of the most desirable light oil and natural gas liquids drilling areas in North America." Please provide objective substantiation for this statement, including the metric you have used to determine that the Peace River Arch "is one of the most desirable" drilling areas. Alternatively, please revise to indicate, if true, that the statement reflects management's belief.

Disclosure of Oil and Gas Operations, page 21

9.   We note your disclosure on page 22 identifying Lone Pine as the operator of the Bison property. Please file your operating agreement with Lone Pine as an exhibit to your registration statement, or provide your analysis as to why you are not required to file the agreement under Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis, page 28

Liquidity Requirements, page 31

10.   We note your disclosure here regarding the sale of common stock to your officers and directors. As these appear to be unregistered sales of securities, please provide all disclosure that Item 701 of Regulation S-K requires.

11.   We note your description here of loans that Mr. Sangha has provided to you. Please file the loan agreements as exhibits to your registration statement or advise.

Directors, Executive Officers, Promoters, and Control Persons, page 31

Background Information About Our Officers and Director, page 32

12.   Please provide the business experience for each of your officers and director during the past five years, including each person's principal occupations, the names of employing businesses, and the dates of employment. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 35

13.   Please provide all information that Item 404 of Regulation S-K requires. Include the full principal amount of the loan that Mr. Sangha provided to you.

Financial Statements

General

14.   Please update your historical financial statements to comply with Rule 8-08 of Regulation
       S-X.

Exhibits

15.   Exhibit 3.1 and 10.1 were electronically filed in an un-searchable format. Please amend
       your filing to make sure all exhibits are submitted in a text searchable format. Refer to
       Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 29)
       (December 2014), and Item 301 of Regulation S-T.

Exhibit 99.1

16.   The report references SEC pricing "guidelines." The pricing information set forth in
       Rule 4-10(a)(22)(v) of Regulation S-X are requirements, not guidelines. Also, the report
       indicates that it used the DOE gas price long term forecast. SEC price requirements are
       based on historical, not forecast prices. Explain to us how this report complies with Rule
       4-10(a)(22)(v) of Regulation S-X.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. If you have questions regarding comments on the financial statements and related matters, you may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Frederick C. Bauman
        Bauman & Associates Law Firm